AZ CORPORATION COMMISSION
FILED

JUN 0 6 2014
FILE NO. 1931309-0

AZ Corp. Commission

04690858

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

ARTICLES OF INCORPORATION
FOR-PROFIT or PROFESSIONAL CORPORATION
Read the Instructions C010i

1. **ENTITY TYPE – check only one** to indicate the type of entity being formed:
   ◉ FOR-PROFIT (BUSINESS) CORPORATION   ○ PROFESSIONAL CORPORATION

2. **ENTITY NAME** – see Instructions C010i for naming requirements – give the exact name of the corporation:

   RJ Helicopter Corporation

3. **PROFESSIONAL CORPORATION SERVICES** – if professional corporation is checked in number 1, briefly describe the professional service or services that the professional corporation will provide (examples: law firm, accounting, medical):

4. **CHARACTER OF BUSINESS** – briefly describe the character of business the corporation initially intends to conduct in Arizona. **NOTE** that the character of business that the corporation ultimately conducts is not limited by the description provided.

   Research and development of aircraft

5. **SHARES** – see Instructions C010i – list the class (common, preferred, etc.) and total number of shares of each class that the corporation is **AUTHORIZED** to issue – the total must be greater than zero. If more space is needed, check this box ☐ and complete and attach the Shares Authorized Attachment form C087. *Note* – Par Value is optional.

Class:	Common	Series:	Total:	1,000,0000	Par Value:	0
Class:		Series:	Total:		Par Value:	

6. **ARIZONA KNOWN PLACE OF BUSINESS ADDRESS:**

   6.1 Is the Arizona known place of business address the same as **the street address** of the statutory agent? ◉ Yes – go to number 7 and continue
        ○ No – go to number 6.2 and continue

   6.2 If you answered "**No**" to number 6.1, give the **physical or street address** (not a P.O. Box) of the known place of business of the corporation in Arizona:

Attention (optional)			
Address 1			
Address 2 (optional)			
City		State or Province	Zip
Country			

7. DIRECTORS - list the **name and business address** of each and every Director of the corporation. If more space is needed, check this box ☐ and complete and attach the Director Attachment form C082.

Robert A. Zummo	
Name	Name
10040 E. Happy Valley Rd., Unit 2034	
Address 1	Address 1
Address 2 (optional)	Address 2 (optional)
Scottsdale · AZ · 85255	
City · State or Province · Zip	City · State or Province · Zip
UNITED STATES — Country	Country

Name	Name
Address 1	Address 1
Address 2 (optional)	Address 2 (optional)
City · State or Province · Zip	City · State or Province · Zip
Country	Country

Name	Name
Address 1	Address 1
Address 2 (optional)	Address 2 (optional)
City · State or Province · Zip	City · State or Province · Zip
Country	Country

---

8. STATUTORY AGENT – see Instructions C010i:

8.1 REQUIRED – give the **name** (can be an individual or an entity) **and physical or street address** (not a P.O. Box) in Arizona of the statutory agent:	**8.2** OPTIONAL – mailing address in Arizona of statutory agent (can be a P.O. Box):
Robert A. Zummo	
Statutory Agent Name (required)	
Attention (optional)	Attention (optional)
10040 E. Happy Valley Rd., Unit 2034	
Address 1	Address 1
Address 2 (optional)	Address 2 (optional)
City Scottsdale · State AZ · Zip 85255	City · State · Zip

8.3 REQUIRED - the Statutory Agent Acceptance form M002 must be submitted along with these Articles of Incorporation.

9. **REQUIRED** - you must complete and submit with the Articles a ***Certificate of Disclosure.*** The Articles will be rejected if the Certificate of Disclosure is not simultaneously submitted.

10. INCORPORATORS - list the **name and address,** and provide the **signature,** of each and every incorporator - minimum of one is required. If more space is needed, check this box ☐ and complete and attach the Incorporator Attachment form C084.

Robert A. Zummo
_____
Name

10040 E. Happy Valley Rd., Unit 2034
_____
Address 1

Address 2 (optional)
_____
Scottsdale | AZ | 85255
_____
City | State | Zip

|UNITED STATES
_____
Country

SIGNATURE – *see Instructions C010i:*

By checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☑ I ACCEPT

Robert A. Zummo
_____
Signature

Robert A. Zummo   5/30/2014
_____
Printed Name   Date

IF SIGNING FOR AN ENTITY, CHECK ONE, FILL IN BLANK:

☐ **Corporation as Incorporator** - I am signing as an officer or authorized agent of a corporation and its name is:

_____

☐ **LLC as Incorporator** - I am signing as a member, manager, or authorized agent of a **limited liability company** , and its name is:

_____

_____
Name

_____
Address 1

Address 2 (optional)
_____
City | State | Zip

_____
Country

SIGNATURE – *see Instructions C010i:*

By checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

_____
Signature

_____
Printed Name   Date

IF SIGNING FOR AN ENTITY, CHECK ONE, FILL IN BLANK:

☐ **Corporation as Incorporator** - I am signing as an officer or authorized agent of a corporation and its name is:

_____

☐ **LLC as Incorporator** - I am signing as a member, manager, or authorized agent of a **limited liability company**, and its name is:

_____

Filing Fee: $60.00 (regular processing) Expedited processing – add $35.00 to filing fee. All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Please be advised that A.C.C. forms reflect only the **minimum** provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are **public record** and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

STATUTORY AGENT ACCEPTANCE

Please read Instructions M002i

1. **ENTITY NAME** – give the **exact** name in Arizona of the corporation or LLC that has appointed the Statutory Agent (this must match exactly the name as listed on the document appointing the statutory agent, e.g., Articles of Organization or Article of Incorporation):
   RJ Helicopter Corporation

2. **A.C.C. FILE NUMBER** (if entity is already incorporated or registered in AZ):______________________
   Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **STATUTORY AGENT NAME** – give the exact name of the Statutory Agent appointed by the entity listed in number 1 above (this will be *either* an individual or an entity). *NOTE* - the name must match **exactly** the statutory agent name as listed in the document that appoints the statutory agent (e.g. Articles of Incorporation or Articles of Organization), including any middle initial or suffix:
   Robert A. Zummo

STATUTORY AGENT SIGNATURE:

By the signature appearing below, the individual *or* entity named in number 3 above accepts the appointment as statutory agent for the entity named in number 1 above, and acknowledges that the appointment is effective until the appointing entity replaces the statutory agent or the statutory agent resigns, whichever occurs first.

The person signing below declares and certifies *under penalty of perjury* that the information contained within this document together with any attachments is true and correct, and is submitted in compliance with Arizona law.

Robert A. Zummo	Robert A. Zummo	5/30/2014
Signature	Printed Name	Date

REQUIRED – check only one:

☒ **Individual as statutory agent:** I am signing on behalf of myself as the individual	☐ **Entity as statutory agent:** I am signing on behalf of the entity named as statutory agent, and I am authorized to act for that entity.

Filing Fee: none (regular processing) Expedited processing – **(available only if this form is submitted by itself)** add $35.00 to filing fee. All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Please be advised that A.C.C. forms reflect only the **minimum** provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are **public record** and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

CERTIFICATE OF DISCLOSURE

Read the Instructions C003i

1. **ENTITY NAME** – give the exact name of the corporation in Arizona:
   RJ Helicopter Corporation

2. **A.C.C. FILE NUMBER** (if already incorporated or registered in AZ): ____________
   Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **Check only one of the following to indicate the type of Certificate:**
   - [x] Initial (accompanies formation or registration documents)
   - [ ] Annual (credit unions and loan companies only)
   - [ ] Supplemental to COD filed ____________ (supplements a previously-filed Certificate of Disclosure)

4. FELONY/JUDGMENT QUESTIONS :

Has any person (a) who is currently an officer, director, trustee, or incorporator, or (b) who controls or holds over ten per cent of the issued and outstanding common shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation been:

4.1	Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the seven year period immediately preceding the signing of this certificate?	☐ Yes	☒ No
4.2	Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses or restraint of trade or monopoly in any state or federal jurisdiction within the seven-year period immediately preceding the signing of this certificate?	☐ Yes	☒ No
4.3	Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the seven-year period immediately preceding the signing of this certificate, involving any of the following: a. The violation of fraud or registration provisions of the securities laws of that jurisdiction; b. The violation of the consumer fraud laws of that jurisdiction; c. The violation of the antitrust or restraint of trade laws of that jurisdiction?	☐ Yes	☒ No
4.4	If any of the answers to numbers 4.1, 4.2, or 4.3 are **YES**, you **MUST** complete and attach a form C004.		

5. BANKRUPTCY QUESTION:

5.1	Has any person (a) who is currently an officer, director, trustee, incorporator, or (b) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation, served in any such capacity or held a twenty per cent interest in **any other corporation** (not the one filing this Certificate) on the bankruptcy or receivership **of the other corporation?**	☐ Yes	◉ No
5.2	If the answer to number 5.1 is **YES**, you **MUST** complete and attach a Certificate of form C005.		

IMPORTANT: If within 60 days of the delivery of this Certificate to the A.C.C. any person not included in this Certificate becomes an officer, director, trustee or person controlling or holding over ten per cent of the issued and outstanding shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation, the corporation must submit a SUPPLEMENTAL Certificate providing information about that person, signed by all incorporators or by a duly elected and authorized officer.

SIGNATURE REQUIREMENTS:

Initial Certificate of Disclosure:	This Certificate must be signed by all incorporators. If more space is needed, complete and attach an form C084.
Foreign corporations:	This Certificate may be signed by a duly authorized officer or by the Chairman of the Board of Directors.
Credit Unions and Loan Companies:	This Certificate must be signed by any 2 officers or directors.

Robert A. Zummo
_____
Name

10040 E Happy Valley Rd, Unit 2034
_____
Address 1

_____
Address 2

Scottsdale	AZ	85255
City	State	Zip

UNITED STATES
Country

SIGNATURE – see *Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I intend to affix my electronic signature and (or through my physical signature appearing below) I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

◼ I ACCEPT

Robert A. Zummo
_____
Signature

Robert A. Zummo   5/30/2014
_____
Printed Name   Date

REQUIRED – check only one:

◉ **Incorporator** – I am an incorporator of the corporation submitting this Certificate.

☐ **Officer** – I am an officer of the corporation submitting this Certificate

☐ **Chairman of the Board of Directors** – I am the Chairman of the Board of Directors of the corporation submitting this Certificate.

☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

_____
Name

_____
Address 1

_____
Address 2

	State	Zip
City		

Country

SIGNATURE – see *Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I intend to affix my electronic signature and (or through my physical signature appearing below) I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

_____
Signature

_____
Printed Name   Date

REQUIRED – check only one:

☐ **Incorporator** – I am an incorporator of the corporation submitting this Certificate.

☐ **Officer** – I am an officer of the corporation submitting this Certificate

☐ **Chairman of the Board of Directors** – I am the Chairman of the Board of Directors of the corporation submitting this Certificate.

☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Filing Fee: None All fees are nonrefundable - see Instructions.	**Mail:** Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 **Fax:** 602-542-4100

Please be advised that A.C.C. forms reflect only the minimum provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are public record and are open for public inspection.
If you have questions after reading the instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.